EXHIBIT 99.1
                                                                   ------------


INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WAS PREPARED AS OF NOVEMBER 13, 2007 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2006 INCLUDED IN THE ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF THE FINANCIAL AND OPERATING RESULTS OF MARATHON OIL CANADA CORPORATION (FORMERLY WESTERN OIL SANDS INC. ("WESTERN")) AND CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING, BUT NOT LIMITED, TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES. FORWARD-LOOKING INFORMATION TYPICALLY CONTAINS STATEMENTS WITH WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "POTENTIAL", "COULD", OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES. WE CAUTION READERS AND PROSPECTIVE INVESTORS OF THE COMPANY'S SECURITIES NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION AS BY ITS NATURE, IT IS BASED ON CURRENT EXPECTATIONS REGARDING FUTURE EVENTS THAT INVOLVE A NUMBER OF ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY WESTERN. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS OF COMMODITY PRICES IN THE MARKETPLACE FOR CRUDE OIL AND NATURAL GAS; RISKS ASSOCIATED WITH THE EXTRACTION, TREATMENT AND UPGRADING OF MINEABLE OIL SANDS DEPOSITS; SIZE AND SCOPE OF EXPANSIONS; RISKS SURROUNDING THE LEVEL AND TIMING OF CAPITAL EXPENDITURES REQUIRED TO FULFILL THE PROJECT'S GROWTH STRATEGY; RISKS OF FINANCING THESE GROWTH INITIATIVES AT COMMERCIALLY ATTRACTIVE LEVELS; RISKS OF BEING UNABLE TO PARTICIPATE IN EXPANSIONS AND CORRESPONDING LOSS OF VOTING RIGHTS IN THE ATHABASCA OIL SANDS PROJECT ("AOSP"); RISKS RELATING TO THE
EXECUTION OF THE PROJECT'S OPTIMIZATION STRATEGY; RISKS INVOLVING THE UNCERTAINTY OF ESTIMATES INVOLVED IN THE RESERVE AND RESOURCE ESTIMATION PROCESS AND ORE BODY CONFIGURATION/GEOMETRY, UNCERTAINTY IN THE ASSESSMENT OF ASSET RETIREMENT OBLIGATIONS, UNCERTAINTY IN THE ESTIMATION OF FUTURE INCOME TAXES, UNCERTAINTY IN THE ESTIMATION OF STOCK-BASED COMPENSATION AND EMPLOYEE FUTURE BENEFITS AND UNCERTAINTY IN TREATMENT OF CAPITAL FOR ROYALTY PURPOSES; RISKS SURROUNDING HEALTH, SAFETY AND ENVIRONMENTAL MATTERS; RISK OF FOREIGN EXCHANGE RATE FLUCTUATIONS; RISKS AND UNCERTAINTIES ASSOCIATED WITH SECURING THE NECESSARY REGULATORY APPROVALS FOR EXPANSION INITIATIVES; RISKS SURROUNDING MAJOR INTERRUPTIONS IN OPERATIONAL PERFORMANCE; AND RISKS ASSOCIATED WITH IDENTIFYING, NEGOTIATING AND COMPLETING OUR OTHER BUSINESS DEVELOPMENT ACTIVITIES, BOTH THOSE THAT RELATE TO OIL SANDS ACTIVITIES AND THOSE THAT DO NOT, EITHER DOMESTICALLY OR ABROAD. RISKS ASSOCIATED WITH OUR INTERNATIONAL INITIATIVES INCLUDE, BUT ARE NOT LIMITED TO, POLITICAL AND ECONOMIC CONDITIONS IN THE COUNTRIES IN WHICH WE INTEND TO OPERATE, RISKS ASSOCIATED WITH ACTS OF INSURGENCY OR TERRORISM, CHANGES IN MARKET CONDITIONS, POLITICAL RISKS, INCLUDING CHANGES IN LAW OR GOVERNMENT POLICY, THE RISKS ASSOCIATED WITH
NEGOTIATING WITH FOREIGN GOVERNMENTS AND RISKS GENERALLY ASSOCIATED WITH INTERNATIONAL ACTIVITY.

FOR ADDITIONAL INFORMATION RELATING TO THE RISKS AND UNCERTAINTIES FACING WESTERN, REFER TO WESTERN'S ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2006 WHICH IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

HIGHLIGHTS
-----------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                SEPTEMBER 30                  SEPTEMBER 30
                                                        -----------    -----------     -----------   ------------
                                                           2007             2006           2007          2006
-----------------------------------------------------------------------------------------------------------------
OPERATING DATA (BBLS/D)
      Bitumen Production                                     30,472         32,836          31,163        24,799
      Synthetic Crude Sales                                  36,027         43,746          38,928        34,540
      Operating Expense per Processed Barrel ($/bbl) (1)      25.47          22.38           24.80         32.38

FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
      Net Revenue                                           199,051        206,247         565,630       441,128
      Realized Crude Oil Sales Price ($/bbl) (1) (2)          69.28          67.42           63.94         62.92
      Turnaround Costs                                            -          5,261              -        34,899
      Net Earnings (3)((6))                                  64,954         84,531         184,068        40,169
      Net Earnings Per Share - Basic ($/Share)                 0.40           0.52            1.14          0.25
                                  - Diluted ($/Share)          0.40           0.52            1.13          0.25
      Net Capital Expenditures (4)                          210,862         96,402         537,825       187,561
      Long-term Financial Liabilities (5)                   752,812        670,925         752,812       670,925
      Weighted Average Shares Outstanding - Basic       162,241,607    161,084,823     161,796,377   160,928,037
      (Shares)
-----------------------------------------------------------------------------------------------------------------

(1)  PLEASE REFER TO PAGE 9 FOR THE DISCUSSION OF NON-GAAP FINANCIAL MEASURES.

(2) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL SANDS REVENUE LESS ANY TRANSPORTATION COSTS, NET OF HEDGING ACTIVITIES, DIVIDED BY TOTAL SYNTHETIC CRUDE SALES FOR THE PERIOD. PLEASE REFER TO PAGE 3 FOR THE CALCULATION.

(3)  WESTERN HAS NOT PAID DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.

(4) NET CAPITAL EXPENDITURES ARE CAPITAL EXPENDITURES NET OF ANY INSURANCE PROCEEDS RECEIVED DURING THE PERIOD.

(5) LONG-TERM FINANCIAL LIABILITIES INCLUDES LONG-TERM DEBT, OPTION PREMIUM LIABILITY AND LEASE OBLIGATIONS.

(6) AMOUNTS RESTATED TO REFLECT CHANGES IN ACCOUNTING TREATMENT FOR STOCK BASED COMPENSATION UNDER EIC-162.

On October 18, 2007, all of the Corporation's outstanding shares were acquired by an indirect subsidiary of Marathon Oil Corporation ("Marathon") through a plan of arrangement. Western shareholders received cash of $3.8 billion Canadian dollars and 34.3 million shares of Marathon common stock or securities exchangeable for Marathon common stock. Western's outstanding debt was approximately US $1.1 billion at closing. Effective October 18, 2007, Western changed its name to Marathon Oil Canada Corporation.

In addition, as part of the Plan of Arrangement, WesternZagros Resources Limited ("WesternZagros") was created to carry on Western's business in the Kurdistan region of Iraq. Western's shareholders received 1 share of the common stock and 1/10 of a purchase share warrant in WesternZagros. Each full purchase warrant allows a holder to subscribe for 1 additional share of WesternZagros common stock at $2.50.

Trading in Western common stock on the Toronto Stock Exchange terminated as of the close of trading on October 19, 2007. WesternZagros common stock and warrants commenced trading on the TSX-Ventures Exchange on October 22, 2007.

OPERATING RESULTS

PRODUCTION
During the third quarter of 2007, Western's net bitumen production averaged 30,472 barrels per day, a 7 per cent decrease from the average 32,836 barrels per day recorded in the third quarter of 2006. Production was impacted during the quarter as a result of planned maintenance at the upgrader and unplanned maintenance at the Mine with respect to coarse tailings.

[GRAPHIC OMITTED - BAR CHART]

                         QUARTERLY PRODUCTION VOLUMES

                                      (thousands
                                              of
                                          bbls/d)
                          Q3, 2005          33.0
                          Q4, 2005          35.6
                          Q1, 2006          25.9
                          Q2, 2006*         15.5
                          Q3, 2006*         32.8
                          Q4, 2006          35.5
                          Q1, 2007          32.3
                          Q2, 2007          30.7
                          Q3, 2007          30.5

*Reduced volumes due to full AOSP turnaround

REVENUE
--------------------------------------------------------------------------------------------------------------
NET REVENUE                                                  THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                SEPTEMBER 30               SEPTEMBER 30
                                                          ------------ ------------- ------------ ------------
($ thousands, except as indicated)                           2007          2006         2007         2006
--------------------------------------------------------------------------------------------------------------
REVENUE
             Oil Sands (1)                                    229,648      271,992       680,657      594,442
             Marketing and Transportation                     103,718       50,183       298,427      101,220
                                                          ------------ ------------- ------------ ------------
             Total Revenue                                    333,366      322,175       979,084      695,662
                                                          ============ ============= ============ ============

PURCHASED FEEDSTOCKS AND TRANSPORTATION
             Oil Sands                                         30,785       65,750       116,072      153,859
             Marketing and Transportation                     103,530       50,178       297,382      100,675
                                                          ------------ ------------- ------------ ------------
             Total Purchased Feedstocks and Transportation    134,315      115,928       413,454      254,534
                                                          ============ ============= ============ ============

NET REVENUE
             Oil Sands (1)                                    198,863      206,242       564,585      440,583
             Marketing and Transportation                         188            5         1,045          545
                                                          ------------ ------------- ------------ ------------
             Total Net Revenue                                199,051      206,247       565,630      441,128
                                                          ============ ============= ============ ============

SYNTHETIC CRUDE SALES (BBLS/D)                                 36,027       43,746        38,928       34,540
                                                          ------------ ------------- ------------ ------------

REALIZED CRUDE OIL SALES PRICE ($/BBL) (2)                      69.28        67.42         63.94        62.92
                                                          ============ ============= ============ ============
--------------------------------------------------------------------------------------------------------------

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S HEDGING ACTIVITIES.

(2) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL SANDS REVENUE, NET OF HEDGING ACTIVITIES, LESS ANY TRANSPORTATION COSTS DIVIDED BY TOTAL SYNTHETIC CRUDE SALES FOR THE PERIOD. FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007, $0.03 MILLION (Q3-2006 -$0.7 MILLION) HAS BEEN INCURRED FOR TRANSPORTATION COSTS RELATED TO OIL SANDS.


Western recorded crude oil sales revenue of $333.4 million in the third quarter of 2007, including $229.6 million from the sale of proprietary production compared to $322.2 million in the third quarter of 2006, which included $272.0 million from the sale of proprietary production. This 3 per cent increase year-over-year is due to an increase in the average realized crude oil sales price per barrel, partially offset by a decrease in sales volumes.

Synthetic crude oil sales volumes, which include bitumen and purchased feedstocks, averaged 36,027 barrels per day in the third quarter of 2007 compared to 43,746 barrels per day in the third quarter of 2006. This decrease is largely due to the decrease in bitumen production discussed above as well as a decrease in feedstock purchases for the third quarter of 2007.

Western generated net revenue of $199.1 million in the third quarter of 2007, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, net revenue of $206.2 million was recorded in the third quarter of 2006. Feedstocks are crude oil products introduced into the hydrocracking/hydrotreating process and blendstocks introduced into synthetic crude oil products. The cost of these feedstocks varies with world oil markets and the spread between heavy and light crude oil prices.

[GRAPHIC OMITTED - BAR CHART]

                           SALES PRICE REALIZATIONS

                      Realized                  Differential
                         Crude       Hedging              to
                     Oil Price    Activities    Edmonton PAR      Total
                --------------    ----------    ------------    --------
                                  ($ per BBL)

      Q3, 2005          $58.79         $6.99          $11.26     $77.04
      -----------------------------------------------------------------
      Q4, 2005          $50.65         $5.70          $15.26     $71.61
      -----------------------------------------------------------------
      Q1, 2006          $55.31                        $14.11     $69.42
      -----------------------------------------------------------------
      Q2, 2006          $66.48                        $12.54     $79.02
      -----------------------------------------------------------------
      Q3, 2006          $67.42                        $12.30     $79.72
      -----------------------------------------------------------------
      Q4, 2006          $55.08                        $10.08     $65.16
      -----------------------------------------------------------------
      Q1, 2007          $58.49                        $ 9.25     $67.74
      -----------------------------------------------------------------
      Q2, 2007          $64.79                        $ 7.73     $72.52
      -----------------------------------------------------------------
      Q3, 2007          $69.28                        $11.26     $80.54
      -----------------------------------------------------------------

Western's blended realized synthetic crude oil sales price increased to $69.28 per barrel in the third quarter of 2007 compared to $67.42 per barrel in the prior year period. This increase is predominately due to the increase in underlying WTI prices. Edmonton PAR prices (above) increased 1 per cent in the third quarter of 2007 compared to the third quarter of 2006. This increase corresponds to a similar increase in WTI prices over the comparable time period, however, not to the same magnitude due to the strengthening of the Canadian dollar relative to the US dollar. As Western measures its blended differential to Edmonton PAR, the strengthening of the US/Cdn exchange rate reduces overall sales price realizations.

OPERATING COSTS
Western reported cash operating costs of $25.47 per processed barrel for the third quarter of 2007 compared to $22.38 for the third quarter of 2006. Unit operating costs in the quarter reflect the combined effect of reduced production volumes relative to the third quarter of 2006 partially offset by decreased natural gas prices. In addition, higher expenditures on contract services for maintenance at the Mine and wage escalation also contributed to higher operating costs during the quarter. Approximately 70 to 75 percent of the operating cost structure is fixed for the AOSP, therefore, volume variances account for significant fluctuations in reported unit costs.

-----------------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                              SEPTEMBER 30                   SEPTEMBER 30
                                                      --------------- -------------- -------------- -------------
($ thousands, except as indicated)                         2007           2006           2007            2006
=================================================================================================================
OPERATING EXPENSES FOR BITUMEN SOLD
      Operating Expense - Income Statement                  72,872          61,192        212,379        179,710
      Operating Expense - Inventoried                       (2,985)          2,136          1,703          5,619
      Turnaround Costs - Income Statement                        -           5,261              -         40,160
                                                      =============== ============== ============== =============
      Total Operating Expenses For Bitumen Sold             69,887          68,589        214,082        225,489
                                                      =============== ============== ============== =============

SALES (BARRELS PER DAY)
      Total Synthetic Crude Sales                           36,027          43,746         38,928         34,540
      Purchased Upgrader Blend Stocks                        6,200          10,437          7,312          9,034
                                                      --------------- -------------- -------------- -------------
      Synthetic Crude Sales Excluding Blend Stocks          29,827          33,309         31,616         25,506
                                                      =============== ============== ============== =============

OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) (1)          25.47           22.38          24.80          32.38
-----------------------------------------------------------------------------------------------------------------

(1) OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) IS CALCULATED AS TOTAL OPERATING EXPENSES FOR BITUMEN SOLD DIVIDED BY SYNTHETIC CRUDE SALES EXCLUDING BLEND STOCKS.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blendstocks, for the relevant period. The calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate 3 per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

[GRAPHIC OMITTED - BAR CHART]

                    OPERATING EXPENSES PER PROCESSED BARREL

                         Other
                     Operating     Natural    Turnaround
                       Expense         Gas         Costs      Total
                     ---------     -------    ----------     -------
                                ($ per BBL)

      Q3, 2005          $15.44       $5.14                   $20.58
      --------------------------------------------------------------
      Q4, 2005          $17.53       $5.91                   $23.44
      --------------------------------------------------------------
      Q1, 2006          $21.09       $5.03                   $26.12
      --------------------------------------------------------------
      Q2, 2006*         $35.09       $4.35        $23.06     $62.50
      --------------------------------------------------------------
      Q3, 2006*         $17.44       $3.23        $ 1.71     $22.38
      --------------------------------------------------------------
      Q4, 2006          $16.10       $4.02                   $20.12
      --------------------------------------------------------------
      Q1, 2007          $19.27       $4.80                   $24.07
      --------------------------------------------------------------
      Q2, 2007          $21.00       $3.92                   $24.92
      --------------------------------------------------------------
      Q3, 2007          $22.51       $2.96                   $25.47
      --------------------------------------------------------------
      * Operating costs per processed barrel impacted by full plant turnaround

ROYALTIES
Royalties of $13.1 million were recorded in the third quarter of 2007 compared to $1.5 million in the third quarter of 2006. Royalties were calculated at 1 per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the Muskeg River Mine, together with a return on capital equal to the Government of Canada's federal long-term bond rate. In July 2007 full capital cost recovery of the Muskeg River Mine was reached and therefore, the royalty is now calculated as the greater of 1 per cent of the gross revenue on the bitumen produced or 25 per cent of the annual net revenue on the bitumen produced based on deemed bitumen prices.

On October 25, 2007, the Alberta government responded to the recommendations of the Alberta Royalty Review Panel with changes to the Alberta royalty regime. The royalty changes are to be effective January 1, 2009 and no grandfathering of existing projects will be allowed. The new regime will change the current 1 per cent "pre-payout" royalty on oil sand projects to a sliding scale ranging from 1 per cent at WTI prices at or below $55 per barrel and increasing to 9 per cent at a WTI price of $120 or higher. The royalty rate for "post-payout" projects will also change from the current 25 per cent to a sliding scale ranging from 25 per cent at WTI prices at or below $55 per barrel and increasing to 40 per cent at a WTI price of $120 or higher.

The Alberta government has also indicated that a formula based approach will be developed and adopted for the valuation of bitumen in all non-arm's length transactions and the province has provided for an option to take their royalties in-kind. Under the provincial income tax regime, Alberta has eliminated the Accelerated Capital Cost Allowance (ACCA) under the same phase out policy as released by the Federal government.

The Alberta Government has not yet proposed the detailed legislation to implement its new royalty regime and several details need to be finalized to understand the total impact to Western's business.

CORPORATE RESULTS

RESEARCH, BUSINESS DEVELOPMENT AND OTHER EXPENSE
Western incurred $11.6 million in research, business development and other expenses in the third quarter of 2007, $4.8 million of which relates specifically to AOSP-related research and development projects. The $11.6 million compares to $8.3 million recorded for the prior year period. The increase is the result of additional efforts in research and business development surrounding heavy minerals and field upgrading technologies in addition to increased general and administrative expenses associated with business teams focused on our Kurdistan oil opportunity and in-situ (Western-operated and Chevron Ells River) initiatives.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expenses ("G&A") were $13.9 million for the third quarter of 2007, excluding expenses associated with our Kurdistan oil opportunity and in-situ initiatives, compared to $5.9 million (restated for EIC-162 treatment for stock-based compensation) for the third quarter of 2006. G&A reported for the third quarter of 2006 was restated by $0.2 million for a total restated stock-based compensation expense of $2.1 million with the adoption of EIC 162. The increase in G&A over the prior period is due to additional costs relating to the corporate transaction with Marathon. General and administrative expenses that are directly related to our Kurdistan opportunity and in-situ initiatives are reflected as Research and Business Development, as explained above.

INSURANCE EXPENSE
Insurance expenses were $3.2 million in the third quarter of 2007 compared to $2.6 million in the third quarter of 2006. Insurance expenses were higher than the prior year period due to additional premiums associated with increased levels of coverage, partially offset by the strengthening of the Canadian dollar as the premiums are paid in US dollars.

INTEREST EXPENSE
During the third quarter of 2007, financing charges totaled $16.1 million, of which interest expense represents $5.6 million and $10.5 million represents capitalized interest relating to Expansion 1. Total financing charges represents an 18 per cent increase from the $13.6 million incurred for financing charges in the third quarter of 2006. This increase is primarily a function of Western carrying larger balances in its Revolving Credit Facility associated with funding our share of capital costs for Expansion 1. This increase was partially offset by the strengthening of the Canadian dollar, thereby reducing interest charges on our US dollar denominated Notes.

Financing charges for the three months ended September 30, 2007 are comprised of $14.1 million (Q3-2006 - $11.9 million) related to interest charges on debt obligations, $0.7 million (Q3-2006 - $0.7 million) on capital lease obligations, $0.8 million (Q3-2006 - $0.9 million) on the option premium liability and $0.5 million (Q3-2006 - nil) for amortization of debt financing costs. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the deferral of the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

DEPRECIATION, DEPLETION AND AMORTIZATION
Depreciation, depletion and amortization ("DD&A") totaled $13.0 million for the third quarter of 2007 compared to $20.5 million in the third quarter of 2006. Included in the $20.5 million is $6.6 million, representing Western's share of certain AOSP capital initiatives designed to enhance the performance and reliability of the upstream operations which the Joint Venture determined to have no future economic benefit. As such these initiatives were expensed. Incremental reserves associated with Expansion 1 will not be included in the depreciation rate until the assets associated with this expansion commence operations.

FOREIGN EXCHANGE
During the third quarter of 2007, Western reported a foreign exchange gain of $29.5 million compared to a loss of $0.4 million in the third quarter of 2006. This gain is the result of a strong Canadian dollar relative to the US dollar at the end of the quarter compared to the exchange rate at the end of the second quarter of 2007, and it results in a lower Canadian dollar equivalent amount for Western's US$450 million Notes and deferred option premium liability. For reference, the noon-day foreign exchange rate on September 30, 2007 was $1.0037 US/Cdn compared to $0.8966 US/Cdn on September 29, 2006. The average rate for the third quarter of 2007 was $0.9573 US/Cdn compared to $0.8921 US/Cdn for the prior year period.

RISK MANAGEMENT ACTIVITIES
Western paid $5.7 million in option premiums during the third quarter of 2007 associated with its strategic crude oil hedging program implemented in the fall of 2005. In the third quarter crude oil traded within the band of US$52.42 to US$92.41 per barrel established by the pay-collar structure and therefore no additional amounts were paid or received. Premiums are funded by cash flow from operations and incurred on a monthly basis as a result of Western's decision to defer the premiums at the time of the original execution.

Western is not utilizing hedge accounting treatment under Canadian Generally Accepted Accounting Principles ("GAAP") for this program and, as a result, certain mark-to-market adjustments flow through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the quarter ended September 30, 2007, Western's risk management assets decreased in value from the amount recorded as at September 30, 2006. This resulted in a mark-to-market loss of $9.5 million ($9.7 million net of tax) for the third quarter of 2007 primarily due to the strengthening in WTI prices during the quarter partially offset with less time value associated with the options as they approach maturity. This loss does not impact stated cash flow from operations.

                                                          Three Months Ended                 Nine Months Ended
                                                             September 30                      September 30
------------------------------------------------------------------------------------------------------------------
(Unaudited) ($ thousands)                                   2007              2006              2007         2006
------------------------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period                  713           (13,776)           26,308       98,426
Decrease in Fair Value                                    (9,482)           33,252           (35,077)     (79,950)
------------------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) - End of Period         (8,769)           19,476            (8,769)      19,476
Less:  Current Portion(1)                                 (1,964)            4,645            (1,964)       4,645
------------------------------------------------------------------------------------------------------------------
Risk Management Liability - Long-term Portion             (6,805)           14,831            (6,805)      14,831
==================================================================================================================

(1) Current portion represents the fair value of the risk management program that expires within the next 12 months.

INCOME TAXES
In the third quarter of 2007, Western recorded income tax expense of $20.4 million compared to income tax expense of $35.5 million during the same period last year. The expense for the third quarter of 2007 was lower due to decreased earnings compared to the prior period.

On October 30, 2007, the Federal Government announced a reduction in the Federal tax rate from 22.12 per cent in 2007 to 15 per cent by 2012. Combined with the Alberta tax rate, the combined income tax rate for Western will reduce from 32.12 per cent in 2007 to 25 per cent by 2012. The motion passed first reading by the House of Commons on October 31, 2007, however at the date of this report, was not substantially enacted. It is anticipated that the tax rate reduction will provide a future tax benefit to be booked upon substantial enactment.

NET EARNINGS
During the third quarter of 2007, Western reported net earnings of $65.0 million ($0.40 per share) compared to net earnings of $84.5 million ($0.52 per share) in the third quarter of 2006.

FINANCIAL POSITION

BANK DEBT
During the quarter, Western drew an additional $55.0 million on its credit facilities, bringing the outstanding drawn balance to $269.0 million as at September 30, 2007. Additional amounts drawn were used to partially fund Western's share of capital expenditures for Expansion 1 during the quarter. With the new Credit Facility in place, as at September 30, 2007, the undrawn capacity of the Credit Facility totaled $536.0 million, excluding amounts allocated to letters of credit.

CAPITAL EXPENDITURES
Western's capital expenditures totaled $210.9 million in the third quarter of 2007 compared to $96.4 million for the comparable period in 2006. Capital expenditures in the third quarter of 2007 included $8.9 million for base operations, $1.0 million for sustaining capital, $175.9 million for expansion related capital including capitalized interest, $11.7 million related to Kurdistan, $4.1 million for Western's in-situ initiatives and $9.3 million for other minor corporate expenditures. Corporate expenditures primarily relate to capitalized legal costs associated with Western's Section IV insurance arbitration proceedings (discussed below).

ANALYSIS OF CASH RESOURCES
Cash balances totaled $3.9 million at September 30, 2007 compared to $2.5 million at September 30, 2006. Cash inflows included: $72.1 million in cash flow from operations, $55.0 million from Credit Facility drawdowns and $10.3 million from the exercise of employee stock options. Cash outflows included: capital expenditures of $210.9 million and $0.3 million repayment of obligations under capital lease.

INSURANCE CLAIMS
In September, formal arbitration proceedings commenced with respect to Western's claim for Cost Overrun and Project Delay coverage in connection with start-up of the Muskeg River Mine. This claim has been made pursuant to Section IV "Non-Traditional Coverage" of its insurance policy. Amounts owing under all Western's insurance claims total $244 million as of September 30, 2007 not including interest and ongoing costs which could add significantly to the balance to be considered by the arbitration panel.

FLOW-THROUGH SHARES
As communicated during 2006, the Canada Revenue Agency ("CRA") proposed to challenge the characterization of certain expenditures capitalized as Canadian

Exploration Expense ("CEE") which were incurred in 2001 and 2002 and renounced to subscribers of the flow-through share offerings equaling $29.2 million in 2001 and $19.5 million in 2002. Western has yet to be formally reassessed and continues to work with the other Joint Venture Owners to seek resolution of this potential challenge. If the CRA is successful in assessing a change in the characterization of these expenditures, the resulting reduction would impact Western's obligations under the indemnity provisions in the subscription agreements for the flow-through shares and, in turn, would impact Western's reported results.

BUSINESS AND FINANCIAL RISKS
Western is subject to a number of business and financial risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2006 Annual Report and Annual Information Form, which are available on the Company's website and SEDAR.

NON-GAAP FINANCIAL MEASURES
Western includes certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian GAAP. Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

CHANGES IN ACCOUNTING POLICIES
Except as described in Note 1 of the interim consolidated financial statements for the three and nine months ended September 30, 2007, the same accounting policies and methods of computation have been used as the 2006 Annual Report.

                          WESTERN OIL SANDS - Q3 2007
                  WESTERN OIL SANDS INTERIM Q3 2007 REPORT - 1

Consolidated Balance Sheets

                                                                  AS AT SEPTEMBER 30         As at December 31
(Unaudited) ($ thousands)                                                       2007                      2006
-----------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets
     Cash                                                                      3,937                     3,139
     Accounts Receivable                                                      96,042                   110,039
     Inventory                                                                30,467                    21,761
     Prepaid Expense                                                           3,967                    12,443
     Current Portion of Risk Management (NOTE 12)                                  -                     7,601
                                                                           ---------                 ---------
                                                                             134,413                   154,983
                                                                           ---------                 ---------

Property, Plant and Equipment (NOTE 2)                                     2,108,346                 1,606,966
Risk Management (NOTE 12)                                                          -                    18,707
Deferred Charges (NOTE 1)                                                      3,241                    13,503
                                                                           ---------                 ---------
                                                                           2,111,587                 1,639,176
                                                                           ---------                 ---------
                                                                           2,246,000                 1,794,159
                                                                           ---------                 ---------
LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities                                265,222                   158,501
     Current Portion of Lease Obligations (NOTE 4)                            48,540                     1,958
     Current Portion of Risk Management (NOTE 12)                              1,964                         -
     Current Portion of Option Premium Liability (NOTE 5)                     28,882                    24,966
                                                                           ---------                 ---------
                                                                             344,608                   185,425
                                                                           ---------                 ---------
Long-term Liabilities
     Long-term Debt (NOTE 3)                                                 707,537                   601,385
     Lease Obligations (NOTE 4)                                               12,044                    57,480
     Option Premium Liability (NOTE 5)                                        33,231                    64,309
     Risk Management (NOTE 12)                                                 6,805                         -
     Asset Retirement Obligation (NOTE 6)                                     21,789                    20,773
     Future Income Tax (NOTE 11)                                             128,722                    73,113
                                                                           ---------                 ---------
                                                                             910,128                   817,060
                                                                           ---------                 ---------
                                                                           1,254,736                 1,002,485
                                                                           ---------                 ---------
SHAREHOLDERS' EQUITY
Share Capital (NOTE 8)                                                       569,674                   554,233
Contributed Surplus (NOTE 10)                                                 13,716                    12,890
Retained Earnings                                                            407,874                   224,551
                                                                           ---------                 ---------
                                                                             991,264                   791,674
                                                                           ---------                 ---------
                                                                           2,246,000                 1,794,159
                                                                           ---------                 ---------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Retained Earnings

                                                                  Three Months Ended            Nine Months Ended
                                                                        September 30                  September 30
(Unaudited) ($ thousands, except amounts per share)               2007          2006           2007           2006
-------------------------------------------------------------------------------------------------------------------
REVENUES                                                       333,366       322,175        979,084        695,662
LESS PURCHASED FEEDSTOCKS AND TRANSPORTATION                   134,315       115,928        413,454        254,534
                                                               ---------------------        ----------------------
                                                               199,051       206,247        565,630        441,128
                                                               ---------------------        ----------------------
EXPENSES
     Royalties                                                  13,100         1,536         15,444          2,894
     Operating                                                  72,872        66,453        212,379        219,870
     Research, Business Development and Other                   11,645         8,294         41,614         22,036
     General and Administrative                                 13,921         5,877         26,026         16,663
     Insurance                                                   3,220         2,618         10,494          7,979
     Interest (NOTE 7)                                           5,608        13,582         21,565         39,143
     Accretion on Asset Retirement Obligation (NOTE 6)             339           155          1,016            466
     Depreciation, Depletion and Amortization                   13,015        20,470         38,777         37,836
                                                               ---------------------        ----------------------
                                                               133,720       118,985        367,315        346,887
                                                               ---------------------        ----------------------
EARNINGS BEFORE OTHER INCOME (EXPENSE)
 AND INCOME TAXES                                               65,331        87,262        198,315         94,241
OTHER INCOME (EXPENSE)
     Foreign Exchange Gain (Loss)                               29,525         (441)         76,688         24,948
     Risk Management Gain (Loss) (NOTE 12)                     (9,482)        33,252       (34,957)       (78,950)
                                                               ---------------------        ----------------------
EARNINGS BEFORE INCOME TAXES                                    85,374       120,073        240,046         40,239
Income Tax Expense (NOTE 11)                                    20,420        35,542         55,978             70
                                                               ---------------------        ----------------------
NET EARNINGS                                                    64,954        84,531        184,068         40,169
Retained Earnings at Beginning of Period                       342,920       116,819        224,551        161,181
Settlement of Performance Share Unit Plan (NOTE 10)                  -             -          (745)              -
                                                               ---------------------        ----------------------
RETAINED EARNINGS AT END OF PERIOD                             407,874       201,350        407,874        201,350
                                                               ---------------------        ----------------------
NET EARNINGS PER SHARE (NOTE 9)
     Basic                                                        0.40          0.52           1.14           0.25
     Diluted                                                      0.40          0.52           1.13           0.25
                                                               ---------------------        ----------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

                                                                       Three Months Ended              Nine Months Ended
                                                                             September 30                   September 30
(Unaudited) ($ thousands)                                              2007          2006             2007          2006
-------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
CASH FROM OPERATING ACTIVITIES
     Net Earnings                                                    64,954       84,531           184,068       40,169

Non-cash Items:
   Stock-based Compensation (NOTE 10)                                 2,072        1,972             6,204        5,656
   Accretion on Asset Retirement Obligation (NOTE 6)                    339          155             1,016          466
   Depreciation, Depletion and Amortization                          13,015       20,470            38,777       37,836
   Amortization of Financing Charges (NOTE 3)                           457            -             1,746            -
   Interest Expense on Option Premium Liability (NOTE 5)                770          944             2,287        2,830
   Unrealized Loss (Gain) on Risk Management (NOTE 12)                9,482      (33,252)           35,077       78,950
   Unrealized Foreign Exchange (Gain) Loss (NOTE 3 AND 5)           (33,717)         152           (85,634)     (26,522)
   Future Income Tax Expense (NOTE 11)                               20,420       35,528            55,961          197

Cash Items:
   Cash Settlement of Option Premium Liability (NOTE 5)              (5,730)           -           (17,906)           -
   Cash Settlement of Asset Retirement Obligation (NOTE 6)                -            -                 -          (91)
   Cash Settlement of Performance Share Unit Plan (NOTE 10)               -            -            (3,806)      (2,104)
                                                                    --------------------           --------------------

                                                                     72,062      110,500           217,790      137,387
(Increase) Decrease in Non-cash Working Capital (NOTE 13)            42,595      (39,863)           43,644       (9,425)
                                                                    --------------------           --------------------

                                                                    114,657       70,637           261,434      127,962
                                                                    --------------------           --------------------
Cash From (Used In) Financing Activities
   Issue of Share Capital (NOTE 8)                                   10,258           83            12,772        2,664
   Issue of Long-term Debt, Net (NOTE 3)                             55,000       14,000           192,000        4,000
   Deferred Charges (NOTE 4)                                              -            -            (3,422)           -
   Repayment of Obligations Under Capital Lease                        (335)        (334)           (1,005)      (1,006)
                                                                    --------------------           --------------------
                                                                     64,923       13,749           200,345        5,658
                                                                    --------------------           --------------------

Cash Invested
   Capital Expenditures                                            (210,862)     (96,402)         (537,825)    (187,561)
   Decrease in Non-cash Working Capital (NOTE 13)                    30,854        8,490            76,844       50,863
                                                                    --------------------           --------------------
                                                                   (180,008)     (87,912)         (460,981)    (136,698)
                                                                    --------------------           --------------------

(Decrease) Increase in Cash                                            (428)      (3,526)              798       (3,078)

Cash at Beginning of Period                                           4,365        6,038             3,139        5,590
                                                                    --------------------           --------------------

Cash at End of Period                                                 3,937        2,512             3,937        2,512
                                                                    --------------------           --------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

(UNAUDITED) (TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2006, except as described in Note 1. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.


1.  CHANGES IN ACCOUNTING POLICIES

     a) STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE


     For the year ended December 31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 ("EIC-162"). EIC-162 required the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three and nine month periods ended September 30, 2006 was increased by $0.2 million and $3.6 million, respectively, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

     b)   FINANCIAL INSTRUMENTS

     On January 1, 2007, the Corporation adopted the CICA Handbook Sections 3855 "Financial Instruments - Recognition and Measurement," 3862 "Financial Instruments - Disclosures," 3863 "Financial Instruments - Presentation," 3865 "Hedges," 1530 "Comprehensive Income," and 3251 "Equity." Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the Financial Instruments standards has not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

          FINANCIAL INSTRUMENTS

          Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

          Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a free standing derivative, and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in earnings.

          The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

          Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million at December 31, 2006, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three and nine month periods ended September 30, 2007, $0.5 million and $1.7 million, respectively, of these costs were included in interest expense under the effective interest method.

          Emerging Issues Committee Abstract 101 ("EIC-101") states that transaction costs relating to line of credit and revolving debt arrangements are excluded from Section 3855. Transaction costs of $3.4 million relating to the new $805 million Revolving Credit Facility are being amortized using the straight-line method over the five year term of the Revolving Credit Facility.

          HEDGES

          Section 3865 replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Corporation does not have any derivative instruments that have been designated as hedges.

          COMPREHENSIVE INCOME

          Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation has no such transactions and events which would require the disclosure of OCI for the three and nine month periods ended September 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

          EQUITY

          Section 3251 replaces Section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholders' Equity on the consolidated balance sheets.

     c)   ACCOUNTING CHANGES

     On January 1, 2007, the Corporation adopted CICA Handbook Section 1506, "Accounting Changes", which revises and replaces former Section 1506, "Accounting Changes". The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

     d)   DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING ACG-15

     On January 1, 2007, the Corporation prospectively adopted the Emerging Issues Committee Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15,
     "Consolidation of Variable Interest Entities". The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

2.  PROPERTY, PLANT AND EQUIPMENT

SEPTEMBER 30, 2007                                              COST            ACCUM. DD&A*                  NET
--------------------------------------------------------------------------------------------------------------------
ATHABASCA OIL SANDS PROJECT
      Producing Assets                                     1,466,091                (191,030)            1,275,061
      Capital Leases                                          52,705                  (7,255)               45,450
      Asset Retirement Obligation                             18,246                  (1,624)               16,622
      Expansion 1                                            650,499                       -               650,499
--------------------------------------------------------------------------------------------------------------------
                                                           2,187,541                (199,909)            1,987,632

IN-SITU PROJECTS                                              55,968                       -                55,968
KURDISTAN EXPLORATION PROJECT                                 49,997                       -                49,997
CORPORATE                                                     23,102                  (8,353)               14,749
--------------------------------------------------------------------------------------------------------------------

                                                           2,316,608                (208,262)            2,108,346
====================================================================================================================


December 31, 2006                                               Cost            Accum. DD&A*                  Net
--------------------------------------------------------------------------------------------------------------------

ATHABASCA OIL SANDS PROJECT
      Producing Assets                                     1,414,560               (155,226)             1,259,334
      Capital Leases                                          52,705                 (5,914)                46,791
      Asset Retirement Obligation                             18,246                 (1,145)                17,101
      Expansion 1                                            225,599                      -                225,599
--------------------------------------------------------------------------------------------------------------------
                                                           1,711,110               (162,285)             1,548,825

IN-SITU PROJECTS                                              25,842                      -                 25,842
KURDISTAN EXPLORATION PROJECT                                 23,954                      -                 23,954
CORPORATE                                                     15,726                 (7,381)                 8,345
--------------------------------------------------------------------------------------------------------------------

                                                           1,776,632               (169,666)             1,606,966
====================================================================================================================

      * ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

At September 30, 2007, costs not currently subject to depreciation, depletion and amortization included $650.5 million (September 30, 2006 - $132.8 million) relating to the Athabasca Oil Sands Project ("AOSP") Expansion 1 as it has not been substantially completed and commercial production has not yet commenced.
During the three and nine month periods ended September 30, 2007, the Corporation capitalized $10.5 million and $24.2 million, respectively (September 30, 2006 - $nil million) in interest costs relating to Expansion 1. As at September 30, 2007, a total of $27.0 million of interest costs has been capitalized relating to Expansion 1.

All costs included in the In-Situ Projects and the Kurdistan Exploration Project are excluded from depletion as they represent costs related to properties that are considered to be in the pre-production stage. Currently, there are no proved reserves for these properties. All such costs, net of any associated revenues, have been capitalized.

3.  LONG-TERM DEBT

                                                             SEPTEMBER 30, 2007         December 31, 2006
----------------------------------------------------------------------------------------------------------
Senior Secured Notes
         US$450 Million - 8.375%, Due May 1, 2012     (a)              438,537                    524,385
Revolving Credit Facilities                           (b)              269,000                     77,000
----------------------------------------------------------------------------------------------------------

                                                                       707,537                    601,385
==========================================================================================================

a) The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. Effective January 1, 2007, transaction costs of US$11.6 million were reclassified against the Notes. As at September 30, 2007, transaction costs were US$9.8 million, net of amortization. During the three and nine month periods ended September 30, 2007, transaction costs of $0.5 million and $1.7 million, respectively, have been recognized as interest expense under the effective interest method.

     For the three and nine month periods ended September 30, 2007, the unrealized foreign exchange gain arising on the Notes was $25.8 million and $70.5 million, respectively (September 30, 2006 - $0.1 million loss and $22.8 million gain, respectively). As at September 30, 2007, a total of $254.9 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

b) The Corporation entered a new $805 million Revolving Credit Facility on June 22, 2007 replacing the existing $340 million Revolving Credit Facility. The new $805 million Revolving Credit Facility has an initial term of five years, maturing June 22, 2012 and is extendible annually at the discretion of the lenders. The Corporation can draw on the Revolving Credit Facility either in Canadian or US dollars in the form of prime rate loans, bankers acceptances, US base rate loans, LIBOR loans or letters of credit, as applicable. Margins on amounts drawn range from nil to 145 basis points. The Revolving Credit Facility is secured by the Corporation's interest in the mineable oil sands deposits of the AOSP. As at September 30, 2007, $269.0 million was drawn on the Revolving Credit Facility in Canadian dollars and letters of credit totaled $170 million in Canadian dollars.

4.  LEASE OBLIGATIONS

                                                              SEPTEMBER 30, 2007       December 31, 2006
---------------------------------------------------------------------------------------------------------
Obligations Under Capital Lease                                          47,923                   48,928
Operating Lease Guarantee Obligation                                     12,661                   10,510
---------------------------------------------------------------------------------------------------------

                                                                         60,584                   59,438
Less: Current Portion                                                    48,540                    1,958
---------------------------------------------------------------------------------------------------------

                                                                         12,044                   57,480
=========================================================================================================

The Obligations Under Capital Lease relate to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP and have been classified as a current liability as at September 30, 2007 as the underlying credit facility supporting the capital lease will terminate on June 30, 2008. The extension of the underlying credit requires unanimous approval of the AOSP Joint Venture Owners. The Corporation remains the only Joint Venture Owner with obligations under the credit facility as the other Joint Venture Owners have fully repaid their respective obligations. The Corporation will be refinancing its Obligations Under Capital Lease as part of its overall financing strategy.

The Operating Lease Guarantee Obligation relates to the Mobile Equipment Leases. The Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the leases. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and nine month periods ended September 30, 2007, no payments were made in regard to this obligation (September 30, 2006 - nil and $0.6 million, respectively).


5.  OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 12(a) until the settlement of the option contracts between 2007 and 2009. During the three and nine month periods ended September 30, 2007, $5.7 million and $17.9 million, respectively, was paid in respect to the settlement of the option contracts maturing during the period (September 30, 2006 - nil). The remaining total net premiums payable by the Corporation are US$5.5 million for the remainder of 2007, US$32.4 million for 2008 and US$27.8 million for 2009.

On the dates that the option contracts were entered into, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. Interest expense recognized for the three and nine month periods ended September 30, 2007 was $0.8 million and $2.3 million, respectively (September 30, 2006 - $0.9 million and $2.8 million, respectively). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three and nine month periods ended September 30, 2007 was $4.3 million and $11.5 million, respectively (September 30, 2006 - $0.02 million loss and $3.8 million gain, respectively).

The  following  table  presents the  reconciliation  of the net Option  Premium
Liability:

                                                                 Three Months Ended               Nine Months Ended
                                                                       September 30                    September 30
                                                                     2007      2006            2007            2006
---------------------------------------------------------------------------------------------------------------------
Option Premium Liability at Beginning of Period                    71,373    83,533          89,275          85,416
Interest Expense                                                      770       944           2,287           2,830
Unrealized Foreign Exchange Gain                                   (4,300)       17        (11,543)         (3,752)
Settlement of Option Premium Liability                             (5,730)        -        (17,906)               -
---------------------------------------------------------------------------------------------------------------------

Option Premium Liability at End of Period                          62,113    84,494          62,113          84,494
Less: Current Portion                                              28,882    17,774          28,882          17,774
---------------------------------------------------------------------------------------------------------------------

                                                                   33,231    66,720          33,231          66,720
=====================================================================================================================

6.  ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

                                                                 Three Months Ended               Nine Months Ended
                                                                       September 30                    September 30
                                                                     2007      2006            2007            2006
---------------------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Period                 21,450     9,314          20,773           9,094
Liabilities Settled                                                     -         -               -            (91)
Accretion on Asset Retirement Obligation                              339       155           1,016             466
---------------------------------------------------------------------------------------------------------------------

Asset Retirement Obligation at End of Period                       21,789     9,469          21,789           9,469
=====================================================================================================================

The AOSP's Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.

7.  INTEREST EXPENSE

                                                                 Three Months Ended               Nine Months Ended
                                                                       September 30                    September 30
                                                                     2007      2006           2007             2006
---------------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt (1)                                     14,615    11,921         41,457           34,140
Interest on Obligations Under Capital Lease                           695       717          2,005            2,173
Interest on Option Premium Liability                                  770       944          2,287            2,830
---------------------------------------------------------------------------------------------------------------------

Total Financing Charges                                            16,080    13,582         45,749           39,143
Less: Capitalized Interest for AOSP Expansion 1                    10,472         -         24,184                -
---------------------------------------------------------------------------------------------------------------------

Interest Expense                                                    5,608    13,582         21,565           39,143
=====================================================================================================================

(1) Interest on Long-term Debt includes amortization of transaction costs of $0.5 million and $1.7 million, respectively, for the three and nine month periods ended September 30, 2007 (September 30, 2006 - nil).

Cash interest paid for the three and nine month periods ended September 30, 2007 was $4.7 million and $31.9 million, respectively (September 30, 2006 - $1.5 million and $25.6 million, respectively). Cash interest received for the three and nine month periods ended September 30, 2007 was $0.1 million and $0.2 million (September 30, 2006 - $0.1 million and $0.2 million).

8.  SHARE CAPITAL

ISSUED AND OUTSTANDING
                                                                          Number of
                                                                             Shares             Amount
--------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2006                                            161,378,399            554,233
Issued on Exercise of Employee Stock Options                              1,298,286             12,772
Exercise of Stock Options Previously Recognized                                   -              2,669
--------------------------------------------------------------------------------------------------------
TOTAL SHARE CAPITAL AT SEPTEMBER 30, 2007                               162,676,685            569,674
========================================================================================================

OUTSTANDING
Stock Options                                                             2,410,058
--------------------------------------------------------------------------------------
DILUTED SHARES AT SEPTEMBER 30, 2007                                    165,086,743
======================================================================================

9.  NET EARNINGS PER SHARE

Basic weighted average number of common shares for the three and nine month periods ended September 30, 2007 was 162,241,607 and 161,796,377, respectively (September 30, 2006 - 161,084,823 and 160,928,037). Diluted weighted average number of shares for the three and nine month periods ended September 30, 2007 were 163,667,587 and 163,590,591, respectively (September 30, 2006 -
162,923,641 and 163,496,679).


10. STOCK-BASED COMPENSATION

(a) STOCK OPTION PLAN

Under the Corporation's Stock Option Plan, 20,000 options were granted during the three month period ended September 30, 2007 at an average exercise price of $36.60 per share (September 30, 2006 - 102,000 options at an average exercise price of $26.80 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

                                                         Three Months Ended          Nine Months Ended
                                                               September 30               September 30
                                                             2007      2006             2007      2006
-------------------------------------------------------------------------------------------------------
Granted                                                    20,000   102,000          141,360   899,540
Weighted-average Fair Value                                $12.56    $11.92           $12.01    $15.52
Risk Free Interest Rate                                     4.40%     4.12%            4.28%     4.24%
Expected Life (In Years)                                        4         6              4-6         6
Expected Volatility                                           36%       34%         34 - 36%  33 - 43%
Dividend Per Share                                              -         -                -         -
=======================================================================================================

(b) PERFORMANCE SHARE UNIT PLAN

Under the Performance Share Unit Plan ("PSUP"), the Corporation granted nil and 116,700 units during the three and nine month periods ended September 30, 2007, respectively (September 30, 2006 - 16,335 and 149,530 units, respectively). During the three and nine month periods ended September 30, 2007, no units vested and 109,557 units vested, respectively (September 30, 2006 - nil and 63,111 units, respectively) and the required common shares were acquired and distributed to the PSUP unit holders. The common shares were acquired from the secondary market for $3.8 million, at an average price of $34.74 per share. The Corporation had previously recognized compensation expense of $2.7 million, with the excess of the amount paid of $1.1 million ($0.7 million net of tax) charged to retained earnings. During 2006, common shares were acquired from the secondary market for $2.1 million, at an average price of $32.89 per share. The following table presents the reconciliation of the number of Performance Share
Units:

                                                        Three Months Ended            Nine Months Ended
                                                              September 30                 September 30
                                                          2007        2006             2007        2006
--------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Period                     243,433     230,052          237,670     160,128
Granted                                                      -      16,335          116,700     149,530
Exercised                                                    -           -         (109,557)    (63,111)
Forfeited                                                 (370)       (858)          (1,750)     (1,018)
--------------------------------------------------------------------------------------------------------
Outstanding at End of Period                           243,063     245,529          243,063     245,529
========================================================================================================

(c) DEFERRED SHARE UNIT PLAN

Under the Deferred Share Unit Plan ("DSUP"), for the three and nine month periods ended September 30, 2007, the Corporation recognized $0.1 million and $0.5 million, respectively, (September 30, 2006 - $0.04 million and $0.2 million, respectively) as compensation expense in General and Adminstrative Expenses. No Deferred Share Units ("DSU") were redeemed for cash or shares of the Corporation for the three and nine month periods ended September 30, 2007 (September 30, 2006 - nil). The Corporation had 27,292 DSUs outstanding at September 30, 2007 (September 30, 2006 - 25,299). As at September 30, 2007, the Corporation had $1.1 million recorded in Accounts Payable and Accrued Liabilites associated with the DSUP.

(d) STOCK-BASED COMPENSATION

For the three and nine month periods ended September 30, 2007, the Corporation recognized $2.1 million and $6.2 million, respectively, (September 30, 2006 - $2.0 million and $5.7 million, respectively) in compensation expense related to stock-based compensation in General and Administrative Expenses. For the three month period ended September 30, 2007, the compensation expense was comprised of $0.9 million (September 30, 2006 - $1.4 million) in respect to the Corporation's stock option plan and $1.2 million (September 30, 2006 - $0.7 million) in respect to the Corporation's Performance Share Unit Plan. For the nine month period ended September 30, 2007, the compensation expense is comprised of $2.5 million (September 30, 2006 - $3.8 million) in respect to the Corporation's Stock Option Plan and $3.7 million (September 30, 2006 - $2.4 million) in respect to the Corporation's Performance Share Unit Plan.

(e) CONTRIBUTED SURPLUS

The following table presents the reconciliation of Contributed Surplus:

                                                          Three Months Ended         Nine Months Ended
                                                                September 30              September 30
                                                                2007    2006            2007      2006
-------------------------------------------------------------------------------------------------------
Contributed Surplus at Beginning of Period                    13,821   4,640          12,890     3,474
Stock-based Compensation Expense                               2,072   1,972           6,204     5,656
Settlement of Performance Share Unit Plan                          -       -          (2,709)   (2,104)

Exercise of Stock Options Previously Recognized               (2,177)      -          (2,669)     (414)
-------------------------------------------------------------------------------------------------------

Contributed Surplus at End of Period                          13,716   6,612          13,716     6,612
=======================================================================================================

11. INCOME TAX

                                                          Three Months Ended         Nine Months Ended
                                                                September 30              September 30
                                                                2007    2006            2007      2006
-------------------------------------------------------------------------------------------------------
Current Income Tax Expense (Recovery)                              -      14              17      (127)
Future Income Tax Expense                                     20,420  35,528          55,961       197
-------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE                                            20,420  35,542          55,978        70
=======================================================================================================

The future income tax liability consists of:

                                                               SEPTEMBER 30, 2007      December 31, 2006
---------------------------------------------------------------------------------------------------------
Future Income Tax Assets
       Unrealized Loss on Risk Management                                  21,568                 19,375
       Net Losses Carried Forward                                               5                  2,908
       Impairment of Long-lived Assets                                        674                    686
       Share Issue Costs                                                      242                    510

Future Income Tax Liabilities
       Capital Assets in Excess of Tax Values                            (124,942)               (79,824)
       Unrealized Foreign Exchange Gain and Debt Issue Cost               (26,269)               (16,768)
---------------------------------------------------------------------------------------------------------

NET FUTURE INCOME TAX LIABILITY                                          (128,722)               (73,113)
=========================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 32.12% (September 30, 2006 - 34.50%) with actual income taxes:

                                                        Three Months Ended              Nine Months Ended
                                                              September 30                   September 30
                                                           2007       2006            2007           2006
----------------------------------------------------------------------------------------------------------
Net Earnings Before Income Taxes                         85,374    120,073         240,046         40,239

Income Tax Expense at Statutory Rate                     27,422     41,425          77,102         13,882
Effect of Tax Rate Changes and Timing of Use             (2,941)    (6,186)         (8,230)       (10,527)
Non-taxable Portion of Foreign Exchange Gain             (2,455)        40         (12,597)        (4,541)
Non-deductible Expenses                                      76          -             228            326
Resource Allowance                                            -         98               -            101
Stock-based Compensation                                    665        653           1,122          1,226
Provision to Actual                                      (2,347)      (502)         (1,664)          (270)
Current Income Tax Expense (Recovery)                         -         14              17           (127)
----------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE (RECOVERY)                            20,420     35,542          55,978             70
==========================================================================================================

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation's financial instruments that are included in the Consolidated Balance Sheet are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payables and accrued liabilities, option premium liability and long-term borrowings.

a) COMMODITY-PRICING AGREEMENTS

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. These commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009.

As at September 30, 2007, the Corporation had the following put and call options outstanding:

                                                                  2007               2008              2009
------------------------------------------------------------------------------------------------------------
Barrels Per Day
      Put Options Purchased                                     20,000             20,000            20,000
      Call Options Sold                                         10,000             15,000            15,000

US$ Per Barrel
      Average Put Strike Price                                US$52.50           US$54.25          US$50.50
      Average Call Strike Price                               US$92.50           US$94.25          US$90.50
------------------------------------------------------------------------------------------------------------

The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments. The following table presents the reconciliation of the Risk Management Asset (Liability):

                                                                Three Months Ended        Nine Months Ended
                                                                      September 30             September 30
                                                                    2007      2006           2007      2006
------------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) at Beginning of                    713                   26,308
      Period                                                               (13,776)                  98,426
Unrealized Gain (Loss) on Risk Management                         (9,482)   33,252        (35,077)  (78,950)
------------------------------------------------------------------------------------------------------------

Risk Management Asset (Liability) at End of Period                (8,769)   19,476         (8,769)   19,476
Less: Current Portion                                             (1,964)    4,645         (1,964)    4,645
------------------------------------------------------------------------------------------------------------

                                                                  (6,805)   14,831         (6,805)   14,831
============================================================================================================

The following table presents the net losses from risk management activities:

                                                                Three Months Ended        Nine Months Ended
                                                                      September 30             September 30
                                                                    2007      2006           2007      2006
------------------------------------------------------------------------------------------------------------
Realized Gain on Risk Management                                       -         -            120         -
Unrealized Gain (Loss) on Risk Management                         (9,482)   33,252        (35,077)  (78,950)
------------------------------------------------------------------------------------------------------------

Risk Management Loss                                              (9,482)   33,252        (34,957)  (78,950)
============================================================================================================

b) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

                                                    SEPTEMBER 30, 2007                   December 31, 2006
----------------------------------------------------------------------------------------------------------
                                         Balance Sheet                       Balance Sheet
                                                Amount      Fair Value              Amount      Fair Value
-----------------------------------------------------------------------------------------------------------
Floating Rate Debt
      Revolving Credit                         269,000         269,000              77,000          77,000
      Lease Obligation                          60,584          60,584              59,438          59,438
Fixed Rate Debt
      US Senior Secured Notes                  438,537         491,671             524,385         584,034
-----------------------------------------------------------------------------------------------------------

Long-term Borrowings                           768,121         821,255             660,823         720,472
===========================================================================================================

13. CHANGES IN NON-CASH WORKING CAPITAL
                                                                Three Months Ended        Nine Months Ended
                                                                      September 30             September 30
                                                                    2007      2006           2007      2006
------------------------------------------------------------------------------------------------------------
Source/(Use)

OPERATING ACTIVITIES
   Accounts Receivable                                            12,210   (49,618)        13,997    (1,958)
   Inventory                                                      (5,663)    2,306         (8,706)   (2,374)
   Prepaid Expense                                                 3,141     3,156          8,476     5,963
   Accounts Payable and Accrued Liabilities                       32,907     4,293         29,877   (11,056)
------------------------------------------------------------------------------------------------------------

                                                                  42,595   (39,863)        43,644    (9,425)
------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Accounts Payable and Accrued Liabilities                       30,854     8,490         76,844    50,863
============================================================================================================

14. SUBSEQUENT EVENT

On October 18, 2007, all of the Corporation's outstanding shares were acquired by an indirect subsidiary of Marathon Oil Corporation ("Marathon") through a plan of arrangement. Western shareholders received cash of $3.8 billion Canadian dollars and 34.3 million shares of Marathon common stock or securities exchangeable for Marathon common stock. Western's outstanding debt was approximately US $1.1 billion at closing. Effective October 18, 2007, Western changed its name to Marathon Oil Canada Corporation.

In addition, as part of the Plan of Arrangement, WesternZagros Resources Limited ("WesternZagros") was created to carry on Western's business in the Kurdistan region of Iraq. Western's shareholders received 1 share of the common stock and 1/10 of a purchase share warrant in WesternZagros. Each full purchase warrant allows a holder to subscribe for 1 additional share of WesternZagros common stock at $2.50.

Trading in Western common stock on the Toronto Stock Exchange terminated as of the close of trading on October 19, 2007. WesternZagros common stock and warrants commenced trading on the TSX-Ventures Exchange on October 22, 2007.